Exhibit 99.1
FOR IMMEDIATE RELEASE — February 6, 2009 — CALGARY, ALBERTA — PETROFLOW ENERGY LTD. (TSX Symbol — PEF; NYSE Alternext Symbol — PED)
PETROFLOW ENERGY LTD. ANNOUNCES PROPOSED HUNTON PRODUCTION ACQUISITION
CALGARY, (ALBERTA) February 6, 2009 — Petroflow Energy Ltd. is pleased to announce that it has entered into a Letter Of Intent with a third party to acquire additional producing oil and gas assets (the New Property) in Oklahoma. The Company has completed an internal valuation of the New property using recent forecast pricing at a ten percent discounted present value of approximately $US 46 million. Substantially all of the value is attributable to proved developed producing reserves. Current production net to the vendor’s working interest is approximately 2000 Boe’s per day.
The agreed upon purchase price is $US 40 million, which, at the option of the vendor, may be paid entirely in cash or by a combination of $US 22 million in cash and 5 million treasury shares.
“We are excited to have the opportunity to significantly increase our production at a time when commodity prices are at a low point in the business cycle. As the commodity prices improve, the New Property will prove to be an even more valuable acquisition” stated Company CEO, John Melton.
“This transaction is accretive to our cash flow per share and should significantly improve our bank loan ratios”, added Company CFO, Duncan Moodie.
The New Property is located in the Company’s core Hunton Resource Play. The purchase of the New Property is subject to finalization of a mutually acceptable purchase and sale agreement, due diligence on the part of Petroflow and other standard qualifications. The Company’s working interest partner has rights under the Farmout Agreement to acquire the New Property. These rights expire on March 5, 2009. The transaction is expected to close on or before March 31, 2009.

Forward-Looking Statements
This news release contains statements about the potential acquisition of an oil & gas asset These statements may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the proposed acquisition of the oil & gas assets will be consummated and will be accretive to the company’s existing business.
Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the ability to generate sufficient cash flow and/or access external debt to fund the purchase of the oil & gas asset, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
Petroflow Energy Ltd.
John Melton, President & CEO
985.796.5080
Duncan Moodie, CFO
403-539-4320
www.petroflowenergy.com
The TSX has not reviewed and does not accept responsibility
for the adequacy or accuracy of this news release.